May 5, 2010

Linda Cvrkel/Branch Chief

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

RE:

Diamond Ranch Foods, Ltd.

Your Letter of January 11, 2010

Form 10-K for the fiscal year ended March 31, 2009

Filed July 6, 2009

Form 10-Q for the fiscal quarter ended September 30, 2009

Filed November 16, 2009

File No. 000-51206

Ms. Cvrkel:

This correspondence is in response to your letter dated January 11, 2010 in reference to our filing of the Form 10-K for the fiscal year ended March 31, 2009 filed July 6, 2009 and the Form 10-Q for the fiscal quarter ended September 30, 2009 filed November 16, 2009 on the behalf of Diamond Ranch Foods, Ltd., File No. 000-51206.

Please accept the following responses and note that Registrant filed amended Form 10-K for the fiscal year ended March 31, 2009 on May 5, 2010.

Comment 1

Annual Report on Form 10-K for the fiscal year ended March 31, 2009

Item 1A. Risk Factors, page 6

We note that you have incurred net losses for the last two fiscal years and that there is substantial doubt as to your ability to continue as a going concern. We also note that your former employees filed an involuntary bankruptcy petition. In future filings, please revise your “Risk Factors” section to discuss all risks associated with your recent operating losses and that you may not be able to continue as a going concern.

Answer:  Registrant has added substantial disclosure to the Form 10-K/A filed on May 5, 2010 regarding the ability to continue as a going concern and intends to include in future filings.

Comment 2

Further Information, page 8

In future filings, please update the address of the Securities and Exchange Commission, which is located at 100 F. Street NE, Washington, DC 20549.

Answer: Registrant incorporated the 100 F. Street NE, Washington, DC 20549 address in the Form 10-K/A filed on May 5, 2010 and will include in future filings.

Comment 3

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 10

In future filings, please revise to include a discussion of your critical accounting policies and estimates. Refer to SEC Release 33-8350.

Answer: Registrant has added substantial disclosure to the Form 10-K/A filed on May 5, 2010 regarding our critical accounting policies and estimates and will also include in future filings.

Comment 4

Item 11. Executive Compensation, page 15

We note that Mr. Maggio and Mr. De Marzo served as executive officers until July 11, 2008. You must disclose compensation paid to all persons serving as executive officers during your last completed fiscal year. Refer to Item 402 of Regulation S-K. In future filings, please revise your executive compensation table accordingly.

Answer: Registrant has incorporated all compensation paid to Mr. Maggio and Mr. De Marzo during last completed fiscal year.

Comment 5

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matter, page 16

We note from the table on page 16 that the officers and directors of the company as a group own 21.5% of the outstanding shares of the company. Please reconcile this with the statement on page 6 that such holders own 50.55% of the outstanding shares. Please revise future filings to correct this inconsistency.

Answer: Registrant has made appropriate changes to correct this inconsistency.

Comment 6

Financial Statements, page F-1

Statements of Stockholders’ Equity (Deficit), page F-7

Please explain why the amount reflected in the company’s statement of changes in stockholders’ equity for the year ended March 31, 2008 for the purchase of treasury stock of $100,000 does not agree to the amount reflected in the company’s statement of cash flows for the period of $400,000. Please reconcile and revise the disclosures.

Answer: The Statements of Stockholders Equity and Cash Flows have been revised to properly reflect the transactions involving the repurchase of the shares of stock.  Footnote 11 has been revised to properly describe the transaction.

Comment 7

Also, please tell us the nature and significant terms of the transaction reflected in the company’s statement of stockholders’ equity for the year ended March 31, 2008 that is described as “shares rescinded” in the amount of $(572,544). If shares were returned to the company, please tell us the nature, terms and timing of the transaction in which these shares were originally issued by the company and the accounting treatment used by the company at the time they were issued. Also, please explain why the shares were “rescinded” and explain the nature of any consideration exchanged by the company and the other party at the time the shares were rescinded. We may further comment upon receipt of your response.

Answer: The shares “rescinded” have been properly reflected as shares repurchased in the Statements of Equity and Cash Flows to properly reflect the transaction and have been valued in accordance with the consideration given.  Footnote 11 has been revised to properly describe the transaction.

Comment 8

Statements of Cash Flows, page F-8

We refer to the line item “Stock Issued in Exchange for Cash/financing cost” under financing activities. We note from note 12 that preferred stock valued at $158,520 was given as consideration for the contribution of stock of a publicly held entity. Please provide us with the full details concerning the stock obtained in this transaction and explain how the convertible Series E preferred stock issued as consideration was valued. Also, please explain why the stock of a public entity received in this transaction was recorded as an expense rather than an investment. Furthermore, please explain us why this transaction has been classified in financing activities in the statement of cash flows. In this regard, if the convertible preferred stock was exchanged for stock of a public entity, it appears as though this activity represents a non-cash investing activity which should be reflected in the company’s supplemental disclosure of non-cash investing and financing activities in accordance with ASC 230-10-50-3 and 4. Your response should include all relevant assumptions used in determining the fair value of the preferred stock issued and stock received and the authoritative accounting guidance you relied upon in determining the accounting treatment used in this transaction.

Answer: Footnote 12 has been revised to properly describe the transaction surrounding the issuance of the Series E Preferred stock and to more adequately describe the Series E preferences.  Registrant received 6,675,00 shares of common shares of Sustainable Power Corp. (ticker “SSTP”) in exchange for 5,284 shares of Series E Preferred Stock.  The transaction has been treated as a purchase of marketable securities and the value of the Series E Preferred was recorded at the fair market price of the common shares of the Registrant into which the Series E was convertible at the time of issuance.  In the Statement of Cash Flows, the issuance of the Series E was recorded in Supplemental Non Cash Activities and the sale of the shares of SSTP was recorded in Net Change in Marketable Securities.

Comment 9

In a related matter, please tell us the nature and significant terms of the Series E convertible preferred stock issued in this transaction including the terms and conditions under which the preferred shares are convertible into common stock. Your response and your future disclosures should also explain how the conversion price for the Series E convertible preferred stock was determined and should explain how you evaluated it for the existence of a beneficial conversion feature pursuant to the guidance in ASC Topic 470-20.

Answer: The Registrant’s Board of Directors has designated 5,284 shares of Series E convertible preferred stock, $.0001 par value, each share of Series E is convertible into that number of shares of common stock equal to $528,400 based on the five-day average closing bid price on the date of conversion.   Each share of the Series C Preferred Stock is entitled to 10,000 votes and is entitled to vote together with the Common Stock as a single class.  The Series E does not have dividend rights.  Footnote 12 has been revised to properly reflect the principle terms of the Series E Preferred.  Inasmuch as the Series E is not convertible at a discount to market, Registrant determined that there was no beneficial conversion features pursuant to ASC Topic 470-20.

Comment 10

We note that you have presented changes in marketable securities available for sale on a net basis in your consolidated statements of cash flows. In future filings, please revise to provide separate disclosure of proceeds from sales of securities available for sale, proceeds from maturities of securities available for sale and purchases of securities available for sale in your consolidated statements of cash flows. Refer to the guidance outlined in ASC Topic 320-10-45-11.

Answer: Registrant has noted comment and will include in future filings.

Comment 11

Notes to Financial Statements, page F-9

Note 2 – Summary of Accounting Policies, page F-10

Recent Accounting Pronouncements, page F -11

We note the disclosures indicating that the company is currently reviewing the effect that certain recent accounting pronouncements will have on the financial statements for literature that is already required to be adopted by the company as of March 31, 2009 (FIN 48, SFAS 157, SFAS No. 158). Please tell us how the company complies with these recent accounting pronouncements and ensure that future filings contain all relevant disclosures required by these pronouncements. Your response should specifically address what liabilities for uncertain tax positions were accrued in your financial statements as result of the implementation of FIN 48 and if no liabilities were accrued, tell us why you were not required to do so. Please include in your response what assets and liabilities the company has that are accounted for each of levels 1, 2 and 3 under SFAS 157 and provide us with the relevant disclosures required by SFAS 157, paragraphs 32 and 33.

Furthermore, revise future filings to include the disclosures required by SFAS No. 158, as applicable.

Answer: Registrant has incorporated the requirements of SFAS 157 in Footnote 3.  In addition, the application of FIN 48 has resulted in the Registrant revising Footnote 4 to reflect the potential unrealizability of the deferred tax asset.  Registrant has reserved 100% of the deferred tax asset.  The application of SFAS 158 did not result in any changes to the Registrant’s financial statements since Registrant does not maintain any retirement accounts or obligations.

Comment 12

Note 8 – Loans Payable

We note from the disclosure included in Note 8 that the company has an outstanding note payable to a shareholder in the amount of $2,084,488 on which no payment of principal and interest are required until the due date of September 30, 2009. We also note from the company’s balance sheet that this obligation has been classified as long-term debt at March 31, 2009. As the obligation has a due date of September 30, 2009, please revise the company’s consolidated balance sheet to reflect this obligation as a current liability. Refer to the guidance outlined in ASC Topic 470-10-45-10.

Answer: Registrant has reclassified the note payable and accrued interest to a current liability in accordance with ASC Topic 470-10-45-10.

Comment 13

Note 9 – Related Party Transactions, page F-13

We note the disclosure indicating that 2,000,000 and 30,000 shares of stock were issued to the company’s president and a family member on September 22, 2008 for services. Please provide us with further details on how the fair value of the shares issued and related services received was determined. Your disclosure indicates that market value was used, however, we note that your September 22, 2008 closing stock price was approximately $19.00 per share, resulting in expense of over $38.5 million, which differs significantly from the amounts recognized in the company’s financial statements during 2008. If the September 19, 2008 reverse stock split affected this transaction, please tell us how and revise future filings to correct the amounts of shares issued to reflect the post reverse stock split amounts.

Answer: On September 22, 2008, a total of 10,745,000 shares of restricted common stock were issued to several individuals, including 2,030,000 shares issued to the Registrant’s president and a family member, in exchange for services previously rendered.  The shares were valued based on the market price of the Registrant’s common stock on a date nearest to the date of issuance.  While the effect of the 1:2000 reverse split was a “paper” stock price equal to approximately $19.00 per share on the date of the reverse split, it would be unrealistic to suggest that Registrant’s market value at such time was anywhere close to $38 million given that Registrant had losses in the trailing years, total assets of less than $1 million, and a negative book value.  Following the reverse split, no shares of stock traded until September 30, 2008—eight days following the issuance of the shares.  On September 30, 2008, a total of 100 shares traded and the closing bid price was $0.05 per share, indicating that the stock was highly illiquid and that the market’s perception of the Registrant’s market value was in line with the Registrant’s operational reality and balance sheet.  The common shares issued on September 22, 2008 have been valued at $429,800, which represents a 20% discount off the closing bid price of $0.05 on September 30, 2008, such discount being deemed reasonable given the illiquid nature of the common stock and the restricted status of the shares issued.

Comment 14

Note 11. Common Stock Transactions

Please revise the notes to the company’s financial statements to disclose the significant terms of all equity transactions reflected in the company’s financial statements. As part of your revised disclosures, please explain the nature of the $53,718 capital contribution that was received during the year ended March 31, 2009, including how any non-cash consideration received was valued. In addition, please explain how the company valued the 902 and 10,745,000 shares issued for services during the year ended March 31, 2009.

Answer: Registrant has revised Footnote 11 to properly describe the equity transactions during the periods covered by the financial statements.

Comment 15

Form 10-Q for the fiscal quarter ended September 30, 2009

Please address our comments on the financial statements and related disclosures included in the company’s Annual Report on Form 10-K in your Quarterly Reports on Form 10-Q for the quarters ended June 30, 2009 and September 30, 2009, where applicable.

Answer: On May 5, 2010, the Registrant filed amendments to the Form 10-Q for the quarter ended June 30, 2009, September 30, 2009 and December 31, 2009.

Comment 16

Financial Statements, page 2

Statements of Cash Flows, page 5

We refer to the line item “Related party forgiveness” under financing activities for the six months ended September 30, 2008. Please tell us and revise the notes to the company’s financial statements to explain the nature and terms of this transaction, including the accounting treatment used for the transaction. Also, if this amount represents the forgiveness of debt or an obligation by a related party, then it appears to be a non-cash transaction which should not be reflected in the consolidated statement of cash flows in accordance with the guidance in ASC 230-10-50. Please advise or revise as appropriate.

Answer:  The original terms of the debt obligation required a prepayment of $100,000 borrowed from a related party. Through subsequent agreements, the loan was extended and the payment increased to $120,000.00.  Registrant made six (6) monthly payments of $5,000.00.  The remaining $90,000.00 in debt was then settled for a one-time payment of $35,000.00, resulting in debt forgiveness of $55,000.  The transaction has been properly described in the footnotes to the financial statements and reflected as a Non-Cash transaction in the Statement of Cash Flows for the six-month period ended September 30, 2008.

Comment 17

Signatures

Your signature page of your Form 10-K must also include the signature of your controller or principal accounting officer. If someone is signing in more than one capacity, indicate each capacity in which he has signed. Refer to General Instruction D.2. to Form 10-K.

Answer: Registrant has included appropriate signatures to comply with General Instructions D.2. to Form 10-K.

Registrant wishes to acknowledge the following:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing.

•

Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.

•

The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Louis Vucci, Jr.

Louis Vucci, Jr.

President